UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

SCHEDULE 14A

(RULE 14a-101)

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(AMENDMENT NO. 1)

_____________________________________

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Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

Zevra Therapeutics, Inc.
(Name of registrant as specified in its charter)

DANIEL J. MANGLESS

JOHN B. BODE

DOUGLAS W. CALDER

COREY WATTON

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY PROXY STATEMENT - SUBJECT TO COMPLETION, DATED MARCH 15, 2023

2023 ANNUAL MEETING OF SHAREHOLDERS

OF

ZEVRA THERAPEUTICS, INC.

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

 PROXY STATEMENT

OF

DANIEL J. MANGLESS

JOHN B. BODE

DOUGLAS W. CALDER

COREY WATTON

● , 2023

To Our Fellow Stockholders of Zevra Therapeutics, Inc.:

This Proxy Statement is furnished to holders of the common stock, par value $0.0001 per share (“Common Stock”), of Zevra Therapeutics, Inc. (“Zevra” or the “Company”), in connection with our solicitation of proxies for use at the 2023 Annual Meeting of Stockholders of the Company scheduled to be held on April 25, 2023, which will be held virtually on the internet at www.cesonlineservices.com/zvra23_vm and at any and all adjournments, continuations or postponements thereof (the “Annual Meeting”). According to the Company’s proxy statement, the record date for the Annual Meeting is March 1, 2023. Only stockholders of record at the close of business on that date may vote at the Annual Meeting or any continuation, adjournment or postponement thereof.

This solicitation is being conducted by Mr. Daniel J. Mangless (the “Proponent”), together with the other participants named herein (collectively, the “Participants”). As of the date hereof, the Proponent beneficially owns an aggregate of 100 shares of Common Stock and in street name 1,550,000 shares of Common Stock, representing approximately 2.3% of the shares of Common Stock, as reported to be outstanding by the Company as of March 1, 2023.

As more fully discussed in this Proxy Statement, the proxies are being solicited to be used at the Annual Meeting for the following purposes:

1. To elect Mr. John B. Bode, Mr. Douglas W. Calder and Mr. Corey Watton (each of Messrs. Bode, Calder and Watton, a “Nominee”, and collectively, the “Nominees”) as directors of Zevra (the “Board of Directors” or the “Board”); and

2. To repeal any provision of the Amended and Restated Bylaws of the Company (the “Bylaws”) in effect at the time of the Annual Meeting that was not included in the Bylaws in effect as of January 1, 2023 (other than the change of the Company’s name) (the “Proposal to Repeal Any Provision”), as the Board currently has the ability to unilaterally make amendments to the Bylaws without obtaining stockholder approval.

This Proxy Statement is first being sent or given to stockholders on or about [●], 2023.

THIS SOLICITATION IS BEING MADE BY DANIEL J. MANGLESS, AND NOT ON

BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

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In light of the Company’s poor stock price performance under the oversight of the current Board, Mr. Mangless strongly believes that the Board must be refreshed to ensure that the interests of the stockholders are appropriately represented in the boardroom. Mr. Mangless believes that the Board will benefit from the three high-qualified independent directors with relevant skill sets and a shared objective of unlocking and enhancing value for the benefit of all Zevra stockholders.

Despite the Company’s promising future prospects, Zevra has suffered from a prolonged period with a lagging stock price, resulting from lack of vision and recognition of the value of the Company’s assets alongside a Board which has been controlled by a small number of individuals for years without a plan for the Company’s growth and future success.

With the proper scientific leadership and vision, Zevra’s core technology could be leveraged to develop its existing pipeline and expand it beyond the existing opportunities to potentially license pipeline products and technology to other pharmaceutical companies looking to enhance their existing portfolios. With the proper executive and marketing leadership and assuming near-term approval of one or two of the existing pipeline products focused on treating rare diseases, we believe Zevra would quickly become a highly valuable enterprise and potential acquisition target for more established companies looking to enhance their offerings. An alignment of successful executive and marketing experience with the knowledge and scientific vision associated with Zevra’s core technology would have Zevra on a path to growth and improved stockholder value.

The Nominees have vast and diverse experience and skills that would be of significant value to the Company and bring new perspectives and ideas to improve the Company’s performance:

Mr. John B. Bode has extensive experience as Chief Financial Officer as well as accounting background and significant management experience of start-ups and public companies. Mr. Bode should serve as a director of the Company due to his experience in various management roles. Mr. Bode has the organizational and management skills that would be useful to the Company. For these reasons, the Proponent believes that Mr. Bode should serve as a director of the Company.

Mr. Douglas W. Calder has more than 30 years of life science executive experience, having served in various senior executive roles for Florida-based biotechnology companies and research institutes including Viragen, Accentia Biopharmaceuticals, Biovest International and the Vaccine & Gene Therapy Institute of Florida, as well as having formerly served as a registered financial portfolio manager with a focus on life science equities with the NYSE-member firms, Gruntal & Co. and Dean Witter Reynolds. Mr. Calder received a BA from Florida State University. In nominating Mr. Calder as a director of the Company, the Proponent considered his financial expertise and extensive leadership experience within the pharmaceutical industry as well as his familiarity with the Company. Mr. Calder previously provided service to the Company as a consultant; however, he has not held any position or office with the Company.

Mr. Corey Watton has a vast experience in healthcare, in particular with respect to reimbursement from insurance companies and government payors. In addition, he has experience in finance, project management operations, facilities and legal as well as human resources and should serve as a director of the Company. Mr. Watton’s significant prior experience in finance and accounting that would provide a valuable perspective to the Company.

Mr. Mangless believes that the election of these three high qualified and independent Nominees to Zevra’s Board rather than the persons nominated by the Board is a critical step to ensure that Zevra is on the right path to maximize value for all stockholders. The Nominees have significant financial, entrepreneurial experience in the healthcare industry and in other private and public companies, with backgrounds spanning strategic planning, finance, M&A, business development, accounting and technology of start-ups, private and public companies. Collectively, they have vast of experience as CEOs, CFOs and directors of well-performing companies. The nominees are committed to rigorous oversight of Zevra’s management, operations and business strategy, and to ensuring that Zevra conducts its business for greater benefit for stockholders.

Mr. Mangless is seeking your support to elect the Nominees and to support the Proposal to Repeal Any Provision. More information about the candidates, including the names, background and qualifications of the Nominees, and about the Proposal to Repeal Any Provision is contained in the enclosed proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if the Nominees are elected.

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This Proxy Statement is first being sent or given to stockholders on or about March [●], 2023. If your shares are held in your own name, please authorize a proxy to vote by signing and returning the enclosed BLUE universal proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE universal proxy card). The Proponent asks that you cast your votes FOR Mr. John B. Bode, Mr. Douglas W. Calder and Mr. Corey Watton and FOR the Proposal to Repeal Any Provision on the BLUE universal proxy card only and disregard the WHITE proxy card provided by the Company. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

If your shares are held in the name of a brokerage firm, bank or other custodian, only that firm can vote such shares and, with respect to the election of directors, only upon receipt of your specific instruction. Accordingly, please contact the person responsible for your account and instruct that person to execute the BLUE universal proxy card on your behalf. Please follow any voting instructions provided by your bank, brokerage firm, dealer, trust company or other nominee.

Under new rules adopted by the Securities and Exchange Commission, the enclosed BLUE universal proxy card also includes the names of incumbent directors nominated in accordance with the current recommendation of the board of directors of the Company (the “Incumbent Nominees”). The Proponent ask that you only cast your votes FOR Mr. John B. Bode, Mr. Douglas W. Calder and Mr. Corey Watton and FOR the Proposal to Repeal Any Provision. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Incumbent Nominees. There is no assurance that any of the Incumbent Nominees will serve as directors if all or some of our nominees are elected.

Please carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating, and returning the enclosed BLUE universal proxy card today.

If you have already voted for the incumbent management slate, you have the right to change your vote by signing, dating, and returning a later dated BLUE universal proxy voting FOR Mr. John B. Bode, Mr. Douglas W. Calder and Mr. Corey Watton and FOR the Proposal to Repeal Any Provision at the Annual Meeting.

Thank you for your support,

Sincerely,
Daniel J. Mangless

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Your vote is important, no matter how few shares of Common Stock you own. Mr. Mangless urges you to sign, date, and return the enclosed BLUE universal proxy card today to vote FOR Mr. John B. Bode, Mr. Douglas W. Calder and Mr. Corey Watton and FOR the Proposal to Repeal Any Provision.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE universal proxy card and return it to [___] in the enclosed postage-paid envelope today.

•

If your shares of Common Stock are held in a brokerage account, bank or other intermediary, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker, bank or other intermediary. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the right to vote the shares.

•

Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

•

Even if you plan to attend the Annual Meeting, the Proponent recommends that you submit your BLUE universal proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

IMPORTANT: Only your latest dated proxy card will count, so the Proponent urges you to disregard and not to return any WHITE proxy card you receive from the Company and return only the BLUE universal proxy card. Even if you return the management proxy card marked “WITHHOLD” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us so please disregard and do not return any WHITE proxy card you receive from the Company. Even if the Nominees are included on the WHITE proxy card, please disregard and not return any WHITE proxy card and return the BLUE universal proxy card or voting form.

If you have any questions regarding your BLUE universal proxy card or need assistance in executing your proxy, please contact:

Regan & Associates, Inc.

505 Eighth Avenue

Suite 800

New York, NY 10018

(800) 737-3426

main@reganproxy.com

Stockholders may call our proxy solicitor, Regan & Associates, Inc., toll-free: (800) 737-3426.

Banks and brokers call: 212-587-3005

Email: main@reganproxy.com

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BACKGROUND OF THE SOLICITATION

On January 16, 2023, members of management of the Company, the Proponent and Mr. Bode and their counsel attended videoconference at which they reviewed the nomination process, as well as the applicable deadlines for submitting a proposal for presentation at the Annual Meeting pursuant to the Company’s Amended and Restated Bylaws and Rules 14a-8 and 14a-19 of the Exchange Act.

On January 20, 2023, the Company filed a Current Report on Form 8-K announcing that it had scheduled its annual meeting of stockholders for April 25, 2023. Pursuant to the Company’s Amended and Restated Bylaws, because the date of the Annual Meeting was advanced more than thirty days prior to the first anniversary of the Company’s 2022 annual meeting of stockholders, the public announcement commenced a ten-day period for stockholders to provide written notice to the Company of any proposed business or nomination at the Annual Meeting, such that such written notice should have been received by the Company no later than January 30, 2023.

On January 26, 2023, the Proponent sent to the Company via e-mail and overnight mail a notice of intent to nominate Messrs. Bode, Calder and Watton to the Board and to submit the Proposal to Repeal Any Provision at the Annual Meeting. The Proponent’s nomination of the three Nominees is reflective of the three Board seats that will be open for election at the Annual Meeting.

On February 1, 2023, the Chair of the Board, Matthew Plooster, members of the management of the Company and their counsel met with the Proponent and his counsel via videoconference to discuss the Proponent’s Nominees and nomination.

On February 3, 2023, the Chair sent an email to the Proponent asking to interview the Proponent’s nominees and offering to potentially nominate one of the Proponent’s nominees, subject to the Proponent agreeing to a customary standstill agreement not to make any nominations or proposals until the Company’s 2025 annual meeting of stockholders.

On February 9, 2023, the Proponent sent an email to the Chair of the Board rejecting the offer and reiterating the Proponent’s intent to nominate all three Nominees. The Proponent stated that, while he is aware that the Board recently added new directors, he remained concerned about the Board’s composition and the need to ensure that the interests of the stockholders are appropriately represented in the boardroom.

Mr. Mangless further stated that he would anticipate that the Board reconsider the resignation from the Board of, and termination of services provided by, Dr. Mickle. On January 6, 2023, Dr. Mickle resigned his role (i) as Chief Executive Officer, effective immediately, and (ii) as President and as a member of the Board, in each case, effective as of the date of the Annual Meeting. The Proponent stated as well that if the Board appointed all three of his director nominees and Dr. Mickle agreed to stay with the Company, he might be willing to consider agreeing to a withdrawal of his director nominations and proposal, and further, to not make any nominations or proposals until the Company’s 2025 annual meeting of stockholders.

On February 16, 2023, Dr. Mickle emailed the Proponent to propose a call to include Mr. Mangless, the Chair and Dr. Mickle. Dr. Mickle explained his satisfaction with his transition plan that will allow him to focus on the science and drug development at the Company, and his lack of interest in remaining on the Board and as part of the Company’s management. Dr. Mickle reiterated the belief that a proxy battle would be a distraction to and take resources away from the Company, and that the Board had proposed a compromise and would be willing to consider other reasonable options. Dr. Mickle encouraged Mr. Mangless to consider the Board’s proposal and noted that he and the Chair would like to have a call with Mr. Mangless to better understand Mr. Mangless’ concerns.

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On February 20, 2023, the Chair emailed the Proponent to follow up on Dr. Mickle’s email to Mr. Mangless dated February 16, 2023. Mr. Plooster reiterated that the Board would like to find a path to resolving Mr. Mangless’ concerns and reaching an amicable solution that would avoid the significant distraction, cost and damage to the Company of a public proxy fight. Mr. Plooster proposed to Mr. Mangless the following final settlement offer (the “Updated Offer”) from the Board in exchange for Mr. Mangless’ agreement to withdraw his director nominations and the Mangless Proposal and his agreement to not make any nominations or proposals until the Company’s 2025 annual meeting of stockholders: (i) the Board would appoint one of the Nominees, as selected by Mr. Mangless, to the Board (such new director, the “Mangless Director”), subject to the Board’s normal onboarding process, (ii) the Mangless Director would be offered membership on the Company’s Nominating and Corporate Governance Committee, (iii) the Company would appoint another new independent director to the Board after the Annual Meeting, and the Mangless Director would take part in selecting such candidate as part of the Company’s Nominating and Corporate Governance Committee, (iv) Mr. Mangless would be permitted to speak with the new director candidate before such candidate is appointed to the Board, and (v) the Board would introduce Mr. Mangless to the Company’s two newest directors so that Mr. Mangless would be able to meet with them to discuss the Company’s business and how the Board is addressing Mr. Mangless’ concerns. Mr. Plooster requested Mr. Mangless’ response to the Updated Offer and noted that the Board would appreciate a response from Mr. Mangless within the next 48 hours.

On February 24, 2023, the CEO, Mr. Richard Pascoe, sent the Proponent an email noting that he was writing in an effort to engage in a constructive discussion with Mr. Mangless on the Updated Offer. Mr. Pascoe noted that while the Company was prepared to oppose Mr. Mangless’ nominations, the Company preferred to settle the situation amicably. He noted that since the receipt of Mr. Mangless’ notice in January, the Company’s stock price had increased.

On February 24, 2023, the Proponent responded to the CEO, noting that he would go forward with his three nominations to the Board and that all communications with him should be through his counsel.

On February 24, 2023, the Company filed a preliminary proxy statement with the SEC in connection with the Annual Meeting to be held on April 25, 2023, which was subsequently amended by amendment no.1 on March 6, 2023 and amendment no. 2 on March 13, 2023.

On March 3, 2023, the Proponent filed a preliminary proxy statement with the SEC in connection with the Annual Meeting followed by a press release to the stockholders of the Company.

On March 14, 2023, the Proponent sent the Company a demand (the “Stocklist Demand”) for stocklist materials pursuant to Section 220 of the General Corporation Law of the State of Delaware (the “DGCL”).

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REASONS FOR OUR SOLICITATION

Mr. Mangless seeks to change a significant minority of Zevra’s Board and to adopt a resolution that would repeal any provision of the Bylaws in effect at the time of the Annual Meeting (other than the change of the name of the Company) that was not included in the Bylaws in effect as of January 1, 2023, as the Board currently has the ability to unilaterally make amendments to the Bylaws without obtaining stockholder approval.

Zevra Has a Troubling History of Underperformance and Poor Corporate Governance Practices

Zevra’s stockholders have suffered under the leadership of the current Board of Directors. Rather than recognize their failure to perform, the existing leadership of the Board of Directors has continued to cause the destruction of shareholder value by:

•

Failing to instill a culture of accountability. Zevra has made significant grants of stock options to senior executives while its business was performing poorly and its stock price was depressed without conditioning at least some of those stock options on company performance. For example, Zevra awarded Mr. Richard W. Pascoe, its former executive chairman who was retained as Chief Executive Officer (“CEO”) in January 2023, 700,000 options priced at the closing share price on January 9, 2023 along with substantial awards to other executives at that time.

•

Failing to properly plan for leadership succession. The current leadership of the Board of Directors left Zevra unprepared to pivot to the next generation of executive leadership. In January 2023, the Board replaced the CEO with its Executive Chairman, who has a dubious track-record of value creation without exhibiting any attempt to complete a comprehensive search for a new CEO from outside Zevra.

•

Failing to align incentives with stockholders. Board members and executives historically held a very small amount of Zevra’s shares of Common Stock. For example, the Executive Chairman, Mr. Pascoe, held only 9,847 shares prior to his becoming CEO.

•

Failing to heed constructive shareholder input and showing little concern for the interests of Stockholders. The Board has not respected the views expressed by stockholders indicated by their voting. For example, Mr. Joseph Saluri received less than 50% “For” votes from stockholders at the 2021 annual meeting and the Board did not take any action based on such voting.

•	Wasting Company’s resources. Most recently, the Board spent corporate resources on a wasteful “re-branding” exercise in an attempt to distract stockholders from a track record of underperforming.

While the founder and chief architect of the Company’s scientific successes, Dr. Travis C. Mickle, is being completely sidelined to the detriment of the long term enterprise value of the Company, a majority of the current Board of Directors, including the former Executive Chairman and current CEO and the current Chairman, Mr. Matthew Plooster, have been on the Board for more than seven years, including 12 years for the Chairman, which is well beyond the typical service period for directors of publicly traded pharmaceutical companies:

•	Matthew Plooster – March 2011 (named Chair in January 2023)
•	Joseph Saluri – January 2014
•	Richard W. Pascoe – January 2014 (named Executive Chairman in November 2021 and CEO in January 2023)
•	David Tierney, M.D. – March 2015

During their tenure, the company’s share price has fallen precipitously.

On May 1, 2015, the stock closed at over $181 per share. The stock was delisted from Nasdaq during 2020 and traded as low as $0.17 share, ultimately requiring the company to execute a 1-for-16 reverse stock split and dilutive fundraising in order to have its shares listed on Nasdaq again.

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Potential Conflict with Blueallele, LLC

Mr. Saluri’s primary occupation is listed as the Chairman and Chief Executive Officer of BlueAllele, LLC, a start-up biotechnology company, which describes its “mission” as “working to address the unmet therapeutic challenges in gene editing….based on the core principles of innovating and developing the next level of safe and effective treatments for patients with genetic diseases.” Until recently, Mr. Pascoe and Mr. Plooster were both listed as “Strategic Advisors” to BlueAllele. The removal of their names and bios from BlueAllele’s public website corresponded with Zevra’s becoming aware of the Proponent’s intent to nominate truly independent nominees at the upcoming annual meeting.

Potential Conflict with Deerfield

At the time of the 2016 - 2018 proxy filings, the beneficial ownership percentage of Deerfield Management Company, L.P. and affiliated entities (“Deerfield”) was almost 10% and, on that basis, Dr. Tierney was elected to the Board. It does not appear that Deerfield currently owns any shares of the Company’s Common Stock.

Despite the liquidation of their holdings and the dilution created through the equity offering to repay the debt obligations to Deerfield in 2021, Dr. Tierney remains on the Board of Directors.

A History of Underperformance of Mr. Richard W. Pascoe, Zevra’s Current CEO

Zevra’s press release from January 9, 2023, announcing the leadership change failed to mention the track record of Mr. Richard W. Pascoe, the new CEO, as a chief executive officer, which is reasonably expected to be highly relevant in selecting the next CEO of the Company.

Prior to being named Executive Chairman, the new CEO served as the chief executive officer of Histogen Inc. (“Histogen”). During the period that he served as chief executive officer of Histogen as a publicly listed company, its stock price declined from an opening price of $5.90 on May 26, 2020 to a closing price of $0.73 on November 8, 2021, an 87.6% decline in just 17 months.

Foregoing Zevra’s Platform Technology and Depreciating Value

Businesses rarely fail from making a single mistake or error. What causes business to fail over extended time periods is making the same mistake over and over again, which is the trap Zevra currently finds itself in.

Zevra appears to have discarded its Ligand Activated Therapy platform (LAT®), which is the foundation of its two FDA approved products, AZSTARYS® and APADAZ®, as well as its lead clinical asset, KP1077. Zevra has also developed additional LAT-derived products, including KP879, and has referred in its public filings to a large pipeline of preclinical prodrugs in development. Given this value potential, it would be expected that, in the least, Zevra would be actively seeking to partner or out-license the technology or individual products. Yet all appearances and recent disclosures suggest the technology, along with its chief inventor, is being cast aside.

Mr. Mangless’ three nominees have no financial relationship with him and they intend to focus on the collective success of all Zevra’s stockholders to bring about the following key initiatives:

1.	Renew the relationship with Zevra’s founder, Mr. Travis C. Mickle, Ph.D., with a continued focus on developing the Company’s pipeline from the LAT platform.
2.	Conduct a wide and independent search for a chief executive officer with an established track record of success to take Zevra into the future.
3.	Push to establish an even more diverse and independent Board of Directors in the future including seeking Board support to eliminate the classified board structure.

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 The Nominees’ Exceptionally-Qualified Nominees Are The Right Individuals to Help Maximize Stockholder Value and Realize Zevra’s True Potential

This campaign is the result of careful consideration of the factors hampering Zevra’s potential under its current Board and lack of governance and the belief that adding directors to the Board with relevant experience and capabilities would bring sorely needed governance and be an effective contribution towards enhancing key strategic, operating and financial capabilities that would in turn improve stakeholder value.

With the proper scientific leadership and vision, Zevra’s core technology could be leveraged to develop its existing pipeline and expand it beyond the existing opportunities to potentially license pipeline products and technology to other pharmaceutical companies looking to enhance their existing portfolios. With the proper executive and marketing leadership and assuming near-term approval of one or two of the existing pipeline products focused on treating rare diseases, Mr. Mangless believes Zevra would quickly become a highly valuable enterprise and potential acquisition target for more established companies looking to enhance their offerings. An alignment of successful executive and marketing experience with the knowledge and scientific vision associated with Zevra’s core technology would have Zevra on a path to growth and improved stockholder value.

Mr. Mangless believes that electing the Proponent’s three highly-qualified and independent nominees to Zevra’s Board rather than the nominees proposed by the Board is a critical step to ensure that Zevra is on the right path to maximize value for all stockholders.

Mr. Bode should serve as a director of the Company, due to his relevant prior experience in various management roles. Mr. Bode has the organizational and management skills that would be useful to the Company.

Mr. Calder should serve as a director of the Company, the due to his financial expertise and extensive leadership experience within the pharmaceutical industry as well as his familiarity with the Company.

Mr. Watton should serve as a director of the Company, due to his significant prior experience in healthcare, in particular with respect to reimbursement from insurance companies and government payors. In addition, he has experience in finance, project management operations, accounting, facilities and legal as well as human resources, all of which would add value to the Company.

Collectively, the Nominees have vast experience as CEOs, CFOs and directors of well-performing companies. The nominees are committed to rigorous oversight of Zevra’s management, operations and business strategy, and to ensuring that Zevra conducts its business for greater benefit for stockholders. See the section titled “Proposal 1 - Biographical Information Regarding the Nominees” for a description of our nominees’ qualifications.

The Nominees recognize fully that as members of the Board they will owe fiduciary duties to all Zevra’s stockholders and are committed to maximizing value for all Zevra stockholders.

This proxy statement also proposes to repeal any provision of the Bylaws in effect at the time of the Annual Meeting that was not included in the Bylaws in effect as of January 1, 2023 (other than the change of the Company’s name), as the Board currently has the ability to unilaterally make amendments to the Bylaws without obtaining stockholder approval.

The Proponent reserves the right to nominate additional nominees for any reason, including if the Company, by the appropriate corporate action, has increased or increases the number of directors to be elected at the Annual Meeting or the composition of the Board has changed prior to the Annual Meeting. Shares represented by proxies given to the Proponent may be voted for any substitute or additional nominees. To the extent it is not prohibited under the Bylaws and applicable law, the Proponent reserves the right to nominate substitute nominees if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees. Additionally, if any Nominee (or substitute nominee) is unable or unwilling to stand for election for any reason at the Annual Meeting, the Proponent intends to nominate a person in the place of such Nominee (or substitute therefor). The Proponent’s reservation of the foregoing rights, and any of the foregoing actions that may be taken by the Proponent, are without prejudice to, and will not limit, the Proponent’s rights to challenge any such actions on the part of the Company.

THE PROPONENT STRONGLY RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES AND THE PROPOSAL TO REPEAL ANY PROVISION AMENDMENTS.

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PROPOSAL 1

ELECTION OF DIRECTORS

The following information sets forth the name, age, business address, present principal occupation, employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth below. This information has been furnished to us by the Nominees. Each of the Nominees has consented to being named as a nominee in this Proxy Statement and has confirmed his willingness to serve on the Board of Directors if elected.

The Company’s Board of Directors currently consists of seven directors and is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director’s successor is duly elected and qualified. The current class structure is as follows: Class I, whose term will expire at the 2025 annual meeting of stockholders; Class II, whose current term will expire at the Annual Meeting and, if elected at the Annual Meeting, whose subsequent term will expire at the 2026 annual meeting of stockholders; and Class III, whose term will expire at the 2024 annual meeting of stockholders. The current Class I directors are Tamara A. Favorito (formerly Tamara A. Seymour) and Travis C. Mickle, Ph.D.; the current Class II directors are Richard W. Pascoe, David S. Tierney, M.D. and Christopher A. Posner; and the current Class III directors are Matthew R. Plooster and Joseph B. Saluri. On January 6, 2023, Travis C. Mickle, Ph.D. resigned as a Class I director and as president of the Company, in each case effective as of the date of the Annual Meeting.

Mr. Mangless is seeking your proxy to vote for the election to the Board of Directors of three highly qualified and independent nominees- John B. Bode, Douglas W. Calder and Corey Watton. If elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable Nasdaq listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.

Biographical Information Regarding the Nominees

The following information concerning the age, principal occupation and business experience during the last five years, and current public directorships of each of the Nominees.

John B. Bode, 48, has been, since February 2015, the owner and managing director of Aerie Investments, LLC, an investment company focused on assisting digital media start-ups with business development, strategic initiatives, and raising capital. He has served, since September 28, 2022, as interim chief executive officers of Fision Holdings, Inc. (“Fision”) and has been an independent director of Fision since March 2018. Mr. Bode’s past corporate experience includes many years serving as a key executive and/or financial officer for leading public companies Prior to the founding of Aerie Investments, LLC, Mr. Bode was Chief Financial Officer (CFO) of the Tribune Publishing Company from October 2013 to January 2015. Mr. Bode also served as the CFO of Source Interlink Companies, one of the largest enthusiast media companies in the USA and a leading distributor of periodicals from January 2011 to September 2013 after serving in other accounting and finance roles with Source Interlink since 2002. Mr. Bode currently serves as on the board of directors of Postmedia Network Canada Corp., a publishing company whose shares are traded on the Toronto Stock Exchange and The McClatchy Company, a leading privately-held publisher of newspapers. His extensive past accounting/auditing career also included being employed as a Certified Public Accountant (CPA) for BDO Seidman. Mr. Bode received a BS in accounting from Notre Dame University.

Mr. Bode’s principal occupation or employment is director and interim chief executive officer of Fision Holdings, Inc. The principal business address of Mr. Bode is c/o Fision Holdings, Inc., 1650 West End Boulevard Suite 100 Minneapolis, MN 55416.

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Mr. Bode has not held any position or office with the Company and, to his knowledge, none of the positions he has held or is currently holding are or were with a corporation or organization that is a parent, subsidiary, or affiliate of the Company.

In concluding, the Proponent believes that Mr. Bode should serve as a director of the Company, the Proponent considered his relevant prior experience in various management roles. Mr. Bode has the organizational and management skills that would be useful to the Company. For these reasons, the Proponent believes that Mr. Bode should serve as a director of the Company.

Douglas W. Calder, 56, serves as President and a director of Vycellix™, Inc and subsidiaries and affiliates and has served in such roles since 2015. He is also a member of the board of directors for NextGenNK; member of the board of directors of BioFlorida, and a member of the Society for Natural Immunity. Headquartered on the campus of the Moffitt Cancer Center, Tampa, Florida, Vycellix is engineering immune-privileged, cancer-targeting T cells and NK cells without altering the components that control self-recognition and obviating the need for immune-suppressive drugs in the context of allogeneic cell therapies, hence redefining “off-the-shelf” treatment strategies.

Mr. Calder has more than 30 years of life science executive experience, having served in various senior executive roles for Florida-based biotechnology companies and research institutes including Viragen, Accentia Biopharmaceuticals, Biovest International and the Vaccine & Gene Therapy Institute of Florida, as well as having formerly served as a registered financial portfolio manager with a focus on life science equities with the NYSE-member firms, Gruntal & Co. and Dean Witter Reynolds. Mr. Calder received a BA from Florida State University.

Mr. Calder’s principal occupation or employment is president of Vycellix, Inc. The principal business address of Mr. Calder is 4105 E. Fowler Ave. Tampa, FL 33617.

Other than Mr. Calder’s previous service to the Company as a consultant, Mr. Calder has not held any position or office with the Company and, to his knowledge, none of the positions he has held or is currently holding are or were with a corporation or organization that is a parent, subsidiary, or affiliate of the Company.

In concluding, the Proponent believes that Mr. Calder should serve as a director of the Company, the Proponent considered his financial expertise and extensive leadership experience within the pharmaceutical industry as well as his familiarity with the Company. Mr. Calder has the organizational and leadership skills that would be useful to the Company. For these reasons, the Proponent believes Mr. Calder should serve as a director of the Company.

Corey Watton, 53, serves as Chief Financial Officer of Fusion Medical Staffing, LLC, which is among the fifteen largest medical staffing companies in the United States. He has served in that role since August 2019 and oversees finance, project management, operations, facilities and legal, and previously oversaw human resources as well. From 2009 through July 2019 he served as the Chief Financial Officer of Home Instead Senior Health Care, a global leader in in-home health care, where he oversaw finance, subsidiary companies and the financial arm of an international subsidiary. He previously was a shareholder of Lutz & Company, a regional accounting firm from 1996 to 2009. Mr. Watton is a certified public accountant and received a BS in Finance and Accounting from University of Nebraska-Lincoln.

Mr. Watton’s principal occupation or employment is chief financial officer of Fusion Medical Staffing, LLC. The principal business address of Mr. Watton is Fusion Medical Staffing LLC 11808 Grant St Suite 100, Omaha, NE 68164.

Mr. Watton has not held any position or office with the Company and, to his knowledge, none of the positions he has held or is currently holding are or were with a corporation or organization that is a parent, subsidiary, or affiliate of the Company.

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In concluding, the Proponent believes that Mr. Watton should serve as a director of the Company, the Proponent considered his vast experience in healthcare, in particular with respect to reimbursement from insurance companies and government payors to be useful to the Company. In addition, his significant prior experience in finance and accounting would provide a valuable perspective to the Company. Mr. Watton has the organizational and leadership skills that would be useful to the Company. For these reasons, the Proponent believes Mr. Watton should serve as a director of the Company.

Except as disclosed in this Proxy Statement with regards to the Proponent, as of the date of this Proxy Statement, the Nominees do not directly or indirectly own, beneficially or of record, any securities of the Company and have not entered into any transactions in securities in the Company during the past two years.

Other than as stated in this Proxy Statement, there are no arrangements or understandings between the Proponent and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

If elected, each Nominee would receive such directors’ fees as may be payable by the Company in accordance with its practice at the time.

The Proponent does not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE universal proxy card marked to vote “FOR” the Nominees, or if the card is signed and returned but no direction is indicated, will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, the Proponent reserves the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by the enclosed BLUE universal proxy card marked to vote “FOR” the Nominees, or if the card is signed and returned no direction is indicated, will be voted for such substitute nominee(s).

Approval of Proposal 1 for the Election of Directors. The election of directors requires the affirmative vote of a plurality of the shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting. A “plurality” means that the individuals who receive the largest number of affirmative votes cast are elected as directors up to the maximum number of directors to be chosen at the Annual Meeting. Neither abstentions nor broker non-votes will have any effect on the outcome of the Proposal 1 for the election of directors.

 THE PROPONENT URGES YOU TO VOTE “FOR” THE ELECTION OF MESSRS. JOHN B. BODE, DOUGLAS W. CALDER AND COREY WATTON ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD.

PROPOSAL 2

 RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee has selected Ernst & Young LLP (“EY”) as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2023 and has further directed that the Board submit the appointment of its independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. EY has audited the Company’s financial statements since 2022.

 As discussed in the Company’s proxy statement, neither the Company’s Amended and Restated Bylaws nor other governing documents or law require stockholder ratification of the appointment of EY as the Company’s independent registered public accounting firm. However, the audit committee is submitting the appointment of EY to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain EY. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the matter at the Annual Meeting will be required to ratify the appointment of EY.

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 As discussed in the Company’s proxy statement, EY has served as the Company’s independent registered public accounting firm since June 14, 2022. RSM US LLP (“RSM”) previously served as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021 and from January 1, 2022 until the Audit Committee’s dismissal of RSM as the Company’s independent registered public accounting firm on June 14, 2022.

As discussed in the Company’s proxy statement, The reports of RSM on the consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and December 31, 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

 As discussed in the Company’s proxy statement, During the fiscal years ended December 31, 2021 and December 31, 2020 and the subsequent interim period through June 14, 2022, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and RSM on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to RSM’s satisfaction, would have caused RSM to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements for such years. During the fiscal years ended December 31, 2021 and December 31, 2020 and the subsequent interim period through June 14, 2022, there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K, except that, as reported in Part I, Item 4 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 (the “Q1 2020 10-Q”), the Company reported a material weakness in its internal control over financial reporting during such period. As disclosed in the Q1 2020 10-Q, the Company concluded that a material weakness existed because certain controls over non-routine transactions were not designed at the appropriate level of precision to ensure the accuracy of calculations supporting non-routine transactions, and this control deficiency created a reasonable possibility that a material misstatement would not be prevented or detected in a timely manner. The Company concluded that as of December 31, 2020, its internal control over financial reporting was effective.

 As discussed in the Company’s proxy statement, During the two years ended December 31, 2022, prior to our engagement of EY, neither the Company nor anyone on its behalf consulted EY regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided to the Company that EY concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or reportable event as defined in Regulation S-K, Item 304(a)(1)(iv) and Item 304(a)(1)(v), respectively.

As discussed in the Company’s proxy statement, the Company provided RSM with a copy of the disclosures set forth above and requested that RSM furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with such statements. A copy of RSM’s letter, dated June 17, 2022, was filed as Exhibit 16.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 17, 2022.

THE PROPONENT MAKES NO RECOMMENDATION WITH RESPECT TO RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2023, AND INTENDS TO VOTE HIS SHARES “FOR” THIS PROPOSAL.

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 PROPOSAL 3

PROPOSAL TO REPEAL ANY PROVISION OF THE COMPANY’S BYLAWS

Pursuant to Section 109 of the General Corporation Law of the State of Delaware, Article V(C) of the Amended and Restated Certificate of Incorporation and Article XIII of the Bylaws, the Proponent proposes to adopt a resolution that would repeal any provision of the Bylaws (other than the change of the Company’s name) in effect at the time of the Annual Meeting that was not included in the Bylaws in effect as of January 1, 2023. The Proponent is not aware of any such provision of the Bylaws that has become effective, but it is possible that, following the date of this Proxy Statement and prior to the adoption of this resolution, such a provision could be disclosed and/or become effective.

The following is the text of the proposed resolution by Mr. Daniel J. Mangless:

“RESOLVED, that any provision of the Bylaws of Zevra Therapeutics, Inc. as of the date of effectiveness of this resolution (other than the change of the Company’s name) that was not included in the Bylaws in effect as of January 1, 2023 be and hereby is repealed.”

The Proponent is bringing the Proposal for consideration by the Company’s stockholders at the Annual Meeting because the Board has the ability to make unilateral amendments to the Bylaws without obtaining stockholder approval and such amendments may not be in the best interests of the stockholders. The Proposal would allow stockholders to undo at the Annual Meeting any such amendments made after the date of this Notice and prior to the Annual Meeting and the Proponent believes that stockholders should have this ability. The Proponent believes that stockholders should have the opportunity to amend or repeal any amendments unilaterally adopted by the Board in this manner.

The affirmative vote of the holders of a majority of all outstanding shares of the Common Stock as of the Record Date represented and voting at the Annual meeting at which a quorum is present is necessary for the approval of Proposal 3. Broker non-votes will have no effect on the outcome of Proposal 3.

THE PROPONENT RECOMMENDS VOTING FOR THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

How do I vote by proxy?

You may either vote “For” or “Against” or abstain from voting. The procedures for voting are fairly simple depending on how you hold your shares:

(a) Stockholder of Record: Shares Registered in Your Name (Stockholder of Record)

If you are a stockholder of record, you may vote virtually on the Internet at the Annual Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, please vote by proxy to ensure your vote is counted. You may still attend the meeting and vote virtually at the Annual Meeting even if you have already voted by proxy.

➢

To vote virtually on the Internet at the Annual Meeting, register for the Annual Meeting by registering in advance to attend and vote at the Annual Meeting by going to www.cesonlineservices.com/zvra23_vm prior to the deadline of Monday, April 24, 2023 at 9:00 a.m. Eastern Time and following the instructions described below and vote online during the Annual Meeting, even if you have already voted by proxy.

➢

To vote using the proxy card, simply complete, sign and date the enclosed BLUE universal proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

Votes submitted over the Internet must be received by 11:59 p.m. Eastern Time on Monday, April 24, 2023. Submitting your proxy over the Internet will not affect your right to vote in person during the Annual Meeting should you decide to attend the Annual Meeting in person. If you have already had your vote recorded by the Company by Internet, you have every right to change your decision and revoke your previously cast vote by signing, dating, and returning the enclosed BLUE proxy card or BLUE voting instruction form. Only your latest dated proxy card will be effective for the Annual Meeting.

(b) Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a voting instruction form with these proxy materials from that organization rather than from Zevra. Simply complete and mail the voting instruction form to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote virtually on the Internet at the Annual Meeting by registering in advance to attend and vote at the Annual Meeting by going to www.cesonlineservices.com/zvra23_vm prior to the deadline of Monday, April 24, 2023 at 9:00 a.m. Eastern Time, you must obtain a valid legal proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form.

The telephone and Internet voting procedures use a control number that appears on your BLUE universal proxy card to authenticate you as a shareholder of record and to allow you to confirm that your voting instructions have been correctly recorded. If you vote by telephone or Internet, you do not need to return the BLUE universal proxy card.

Who is soliciting the proxies?

Mr. Daniel J. Mangless is soliciting the proxies for the Annual Meeting.

Who is paying for this proxy solicitation?

The Proponent will pay for the entire cost of soliciting proxies. The Proponent may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

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What if I plan to attend the Annual Meeting, should I still submit a BLUE universal proxy card?

Yes. Whether or not you plan to attend the Annual Meeting, please submit a BLUE universal proxy card. Returning the enclosed proxy card will not affect your right to attend and vote at the Annual Meeting.

How do I attend the Annual Meeting?

In order to attend the Annual Meeting, you must register in advance by going to www.cesonlineservices.com/zvra23_vm prior to the deadline of Monday, April 24, 2023 at 9:00 a.m. Eastern Time.

Registering to Attend the Annual Meeting-Stockholders of Record.

According to the Company’s proxy statement, if you were a stockholder of record as of the close of business on the Record Date, you may register to attend the Annual Meeting prior to the deadline of Monday, April 24, 2023 at 9:00 a.m. Eastern Time by going to www.cesonlineservices.com/zvra23_vm and entering the 11-digit control number provided on the Company’s WHITE proxy card.

 According to the Company’s proxy statement, if you do not have the Company’s WHITE proxy card, you may still register to attend the Annual Meeting by going to www.cesonlineservices.com/zvra23_vm, but you will need to provide proof of ownership of shares of Common Stock as of the Record Date during the registration process. Such proof of ownership may include a copy of the Company’s WHITE proxy card received from the Company or the BLUE universal proxy card received from the Proponent, or a statement showing your ownership as of the Record Date.

If I want to vote for one or more of the Proponent’s Nominees or vote for the Proposal to Repeal Any Provision, can I use the Company’s WHITE universal proxy card?

Yes, if you would like to elect one or more of the Proponent Nominees or vote for the Proposal to Repeal Any Provision, you can use either the Company’s WHITE universal proxy card or the Proponent’s BLUE universal proxy card. We strongly recommend that you use the BLUE universal proxy card to do so.

Registering to Attend the Annual Meeting-Beneficial Owners.

According to the Company’s proxy statement, if you were the beneficial owner of shares (that is, you held your shares in “street name” through an intermediary such as a broker, bank, or other nominee) as of the Record Date, you may register to attend the Annual Meeting prior to the deadline of Monday, April 24, 2023 at 9:00 a.m. Eastern Time by going to www.cesonlineservices.com/zvra23_vm and providing evidence during the registration process that you beneficially owned shares of Common Stock as of the Record Date, which may consist of a copy of the voting instruction form provided by your broker, bank or other nominee, an account statement, or a letter or legal proxy from such broker, bank or other nominee.

After registering, you will receive a confirmation email prior to the Annual Meeting with a link and instructions for entering the virtual Annual Meeting.

Although the meeting webcast will begin at April 25, 2023, at 9:00 a.m. Eastern Time, we encourage you to access the meeting site prior to the start time to allow ample time to log into the meeting webcast and test your computer system. Accordingly, the Annual Meeting site will first be accessible to registered stockholders beginning at 8:30 a.m. Eastern Time on the day of the meeting. All stockholders who register to attend the Annual Meeting will receive an email prior to the Annual Meeting containing the contact details of technical support in the event they encounter difficulties accessing the virtual meeting or during the meeting. Stockholders are encouraged to contact technical support if they encounter any technical difficulties with the meeting webcast. In the event of any technical disruptions that prevent the chairperson of the Annual Meeting from hosting the Annual Meeting within 30 minutes of the date and time set forth above, the meeting may be adjourned or postponed in the chairperson’s discretion.

 Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed BLUE universal proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the BLUE universal proxy card. If you have any difficulty following the registration process, please email main@reganproxy.com.

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Can I change my vote after submitting my proxy?

If you are a stockholder of record, you may revoke your proxy and change your vote at any time before the polls close by returning a later-dated proxy card, by voting again over the Internet as more fully detailed in your Notice or proxy card, or by delivering written instructions to the Corporate Secretary at 1180 Celebration Boulevard, Suite 103, Celebration, FL 34747 before the Annual Meeting. Attendance at the Annual Meeting will not in and of itself cause your previously voted proxy to be revoked unless you specifically so request or vote again at the Annual Meeting. If your shares are held in an account at a bank, brokerage firm or other agent, you may change your vote by submitting new voting instructions to your bank, brokerage firm or other agent, or, if you have obtained a valid proxy from your bank, brokerage firm or other agent giving you the right to vote your shares, by attending or refraining from attending the Annual Meeting and voting in person. If you have already voted with the Company’s WHITE proxy card and wish to rescind the instructions, you can submit a BLUE universal proxy card when available. In the interim, you can request a legal proxy from your broker to rescind the initially submitted proxy card. For assistance with a request for a legal proxy or a BLUE proxy card, please contact main@reganproxy.com.

What happens if I return a BLUE proxy card but give voting instructions for fewer than three candidates?

 An undervote is an instance in which a stockholder returns a proxy card in a director election contest but does not exercise a vote with respect to all the seats up for election at the Annual Meeting. To the extent an undervote (i.e., voting “FOR” with respect to fewer than the three nominees on Proposal 1) occurs on a record holder’s BLUE universal proxy card, your shares will only be voted “FOR” those nominees you have so marked.

What happens if I return a WHITE proxy card but give voting instructions for more than three candidates?

An overvote is an instance in which a stockholder returns a proxy card in a director election contest but exercises a vote “FOR” more than the available seats up for election at the Annual Meeting. To the extent an overvote (i.e., voting “FOR” with respect to more than the three nominees on Proposal 1) occurs on a record holder’s BLUE universal proxy card your votes on the election of directors will be invalid and will not be counted.

If you are a beneficial holder and you vote “FOR” more than three nominees on your BLUE universal proxy card (i.e., an overvote), your votes on the election of directors will be invalid and will not be counted. In addition, depending on the broker, bank, or other nominee through which you hold your shares, your votes on all other proposals before the Annual Meeting may also be invalid and not counted.

What is the required quorum?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding a majority of the outstanding shares entitled to vote are present at the meeting virtually or represented by proxy. Abstentions and broker non-votes will be counted towards the quorum requirement.

Who can vote at the Annual Meeting?

 According to the Company’s proxy statement, only stockholders of record at the close of business on the Record Date or holders of a valid proxy will be entitled to vote at the Annual Meeting.

Stockholder of Record: Shares Registered in Your Name

 If at the close of business on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A. (“Computershare”), then you are a stockholder of record. As a stockholder of record, you may vote virtually at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy over the telephone or on the internet as instructed below or return the enclosed BLUE universal proxy card we may mail to you to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, or Other Nominee

 If at the close of business on the Record Date, your shares were held in an account at a broker, bank, or other nominee, then you are the beneficial owner of shares held in “street name” and the proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank, or other nominee regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting by registering to attend in accordance with the instructions provided below. However, since you are not the stockholder of record, you may not vote your shares virtually at the Annual Meeting unless you request and obtain a valid legal proxy, in PDF or Image (gif, jpg, or png) file format, from your broker, bank, or other nominee.

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What vote is required for the proposals at the Annual Meeting?

Except as otherwise provided by statute, the Company’s Certificate of Incorporation or the Company’s Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. A “plurality” means that the individuals who receive the largest number of affirmative votes cast are elected as directors up to the maximum number of directors to be chosen at the Annual Meeting. Neither abstentions nor broker non-votes will have any effect on the outcome of the Proposal 1 in this Proxy Statement for the election of directors.

Except as otherwise provided by statute or by applicable stock exchange rules, or by the Company’s Certificate of Incorporation or the Company’s Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders including with respect to Proposal 2 and Proposal 3 in this Proxy Statement. Broker non-votes will be considered votes against Proposal 2 and have no effect on Proposal 3.

How are votes counted?

 According to the Company’s proxy statement, votes will be counted by the inspector of election appointed for the Annual Meeting.

When are stockholder proposals and director nominations due for next year’s annual meeting?

Stockholders who intend to have a proposal considered for inclusion in next year’s proxy materials for presentation at our 2024 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act must submit the proposal in writing by November 18, 2023, to our Corporate Secretary at 1180 Celebration Boulevard, Suite 103, Celebration, FL 34747. If you wish to submit a proposal (including a director nomination) for presentation at the Annual Meeting that is not to be included in next year’s proxy materials, you must do so by January 26, 2024, but no earlier than December 27, 2023; provided, however that if next year’s annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after April 25, 2024, your proposal must be submitted (i) not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting; or (ii) the tenth day following the day on which public announcement of the date of such meeting is first made. You are also advised to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the annual meeting of the Company is based on information contained in the Company’s proxy statement for the Annual Meeting. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Participants that such procedures are legal, valid or binding.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD AND FOR THE PROPOSAL TO REPEAL ANY PROVISION, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR BLUE UNIVERSAL PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET.

If you sign and submit your BLUE universal proxy card without specifying how you would like your shares voted, your shares will be voted “FOR” the election of the Nominees, “FOR” the Company’s proposal to ratify Ernst & Young as the Company’s independent registered public accounting firm and “FOR” the Proposal to Repeal Any Provision and you will be deemed to have given a direction to vote the shares represented by the BLUE universal proxy card “FOR” the Nominees “FOR” the ratification of Ernst & Young as the Company’s independent registered public accounting firm and “FOR” the Proposal to Repeal Any Provision.

BY EXECUTING THE BLUE UNIVERSAL PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

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SOLICITATION; EXPENSES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Proponent. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

The Proponent has entered into an agreement with Regan & Associates, Inc., a proxy solicitor, for solicitation and advisory services in connection with this solicitation for a fee of up to $42,000 plus certain expenses.

Costs of this solicitation of proxies are currently estimated to be approximately $250,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any solicitation.

The Proponent intends to seek reimbursement from the Company of all expenses it or any other participant incurs in connection with this solicitation, and does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

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ADDITIONAL PARTICIPANT INFORMATION

The participants in the solicitation are anticipated to be the Proponent, Mr. Mangless and the other Nominees. The name and address of the Proponent, as it appears on the Company’s books, is Daniel J. Mangless, 2146 Swanstone Circle, De Pere, Wisconsin 54115. The principal occupation or employment of Mr. Mangless is President of Ivan Gandrud Chevrolet, Inc. The principal business address of Mr. Mangless is 919 Auto Plaza Dr., Green Bay, WI 54302. The business address of each of the Nominees is as set forth elsewhere in this Proxy Statement.

As of the date hereof, the Proponent beneficially owns an aggregate of 100 shares of Common Stock and in street name 1,550,000 shares of Common Stock, representing approximately 2.3% of the shares of Common Stock, as reported to be outstanding by the Company as of March 1, 2023. For information regarding purchases and sales of securities of the Company by the relevant Participants, please see Appendix B. attached hereto. No Nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in the matters to be brought before the Annual Meeting pursuant to this Proxy Statement.

The Nominees have agreed to be nominated by the Proponent at the Annual Meeting.

The Proponent hereby represents that he is a holder of record or beneficial owner of shares of the Company entitled to vote at the Annual Meeting, and intends to be present, in person, virtually or by proxy, at the Annual Meeting to nominate the Nominees for election at the Annual Meeting in accordance with the Bylaws.

Other than as stated in this Proxy Statement, (i) there are no arrangements or understandings between the Proponent and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made; (ii) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (iii) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party .None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings. With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years

The Participants hereby represent that we intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the Company’s voting shares to elect the Nominees as necessary and holders of at least 67% of the holders of the Company’s voting shares in order to comply with Rule 14a-19(a)(3) under the Exchange Act.

OTHER MATTERS AND ADDITIONAL INFORMATION

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Participants.

 The Participants are unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Proponent is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE universal proxy card will vote on such matters in their discretion.

21

FORWARD LOOKING STATEMENTS

This Proxy Statement may include forward-looking statements that reflect the Participants’ current views with respect to future events. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” or similar words are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Any forward-looking statements made in this Proxy Statement are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Participants will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company or its business, operations or financial condition. Except to the extent required by applicable law, the Participants undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

CERTAIN ADDITIONAL INFORMATION

 THE PARTICIPANTS HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION CONCERNING SECURITIES AUTHORIZED FOR ISSUANCE UNDER THE EQUITY COMPENSATION PLANS, AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE APPENDIX A FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement (including Appendix A attached hereto) has been taken from, or is based upon, publicly available information. The SEC maintains a website that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which are made available, free of charge, at sec.gov.

Your vote is important. No matter how many shares of Common Stock you own, please vote to elect the Nominees and to vote “FOR” the Proposal to Repeal Any Provision by marking, signing, dating and mailing the enclosed BLUE universal proxy card promptly.

Daniel J. Mangless March [●], 2023

22

APPENDIX A

The following table is reprinted from the Company’s definitive proxy statement filed with the Securities and Exchange Commission on March 15, 2023.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of the Record Date for:

●	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

●	each of our named executive officers;

●	each of our directors; and

●	all of our current executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 34,540,414 shares of common stock outstanding as of March 1, 2023.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include (a) shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before April 30, 2023, which is 60 days after March 1, 2023, and (b) restricted stock units vesting on or before April 30, 2023, which is 60 days after March 1, 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants or restricted stock units for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Zevra Therapeutics, Inc., 1180 Celebration Boulevard, Suite 103, Celebration, FL 34747.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner
Principal Stockholders:
Samuel J. Braun (1)	3,021,660	8.8%
Named Executive Officers and Directors:
Richard W. Pascoe (2)	135,856	*
Travis C. Mickle, Ph.D. (3)	419,037	1.2
R. LaDuane Clifton, CPA (4)	90,584	*
Tamara A. Favorito (5)	7,700	*
Matthew R. Plooster (6)	31,413	*
Christopher A. Posner	—	—
Joseph B. Saluri (7)	22,868	*
David S. Tierney, M.D. (8)	27,855	*
All current directors and executive officers as a group (11 persons) (9)	873,879	2.5%

* Represents beneficial ownership of less than 1%.

(1)

As reported on a Schedule 13G/A filed by Samuel J. Braun with the SEC on January 12, 2022. Mr. Braun has sole voting and dispositive power over 2,657,160 shares and shared voting and dispositive power over 364,500 shares. ThinkSwitch Capital LLC has shared voting and dispositive power over 323,500 shares. ThetaBurn Investments, LLC has shared voting and dispositive power over 41,000 shares. The principal business address of Samuel J. Braun is 5 West Main St., Box 361, Warner, SD 57479-0361.

(2)	Consists of (a) 19,973 shares of common stock held directly by Mr. Pascoe and (b) 115,883 shares of common stock underlying options that are exercisable within 60 days of March 1, 2023.
(3)

Consists of (a) 46,395 shares of common stock held directly by Dr. Mickle, (b) 9,824 shares of common stock held by the Travis C. Mickle 2015 Dynasty Trust dated 7/21/2015, for which Christal M.M. Mickle serves as trustee, (c) 96,153 shares of common stock held by Mickle Holdings, LLC, for which Dr. Mickle is the sole manager member, (d) 11,034 shares of common stock held by Mickle Investments LLC, for which Dr. Mickle is the sole manager member, (e) 15,242 shares of common stock held by Christal M.M. Mickle 2015 Gift Trust dated 7/21/2015, for which Dr. Mickle serves as trustee, and (f) 240,389 shares of common stock underlying options held by Dr. Mickle that are exercisable within 60 days of March 1, 2023.

(4)	Consists of (a) 9,277 shares of common stock held directly by Mr. Clifton and (b) 81,307 shares of common stock underlying options that are exercisable within 60 days of March 1, 2023.
(5)	Consists of (a) 200 shares of common stock held directly by Ms. Favorito and (b) 7,500 shares of common stock underlying options that are exercisable within 60 days of March 1, 2023.
(6)

Consists of (a) 1,532 shares of common stock held directly by Mr. Plooster (including 1,021 shares held of record), (b) 69 shares of common stock held by TD Ameritrade Clearing Inc. Custodian FBO Matthew Ryan Plooster Roth IRA, for which Mr. Plooster serves as trustee, (c) 7,500 shares of common stock held jointly by Mr. Plooster and his spouse, and (d) 22,312 shares of common stock underlying options held by Mr. Plooster that are exercisable within 60 days of March 1, 2023.

(7)

Consists of (a) 1,306 shares of common stock held directly by Mr. Saluri (including 1,021 shares held of record) and (b) 21,562 shares of common stock underlying options that are exercisable within 60 days of March 1, 2023.

(8)

Consists of (a) 5,835 shares of common stock held directly by Dr. Tierney (including 835 shares held of record) and (b) 22,020 shares of common stock underlying options that are exercisable within 60 days of March 1, 2023.

(9)

Consists of (a) 239,052 shares of common stock held directly by current directors and executive officers as a group and (b) 634,827 shares of common stock underlying options that are exercisable within 60 days of March 1, 2023.

23

APPENDIX B

COMMON STOCK TRANSACTIONS IN ZEVRA THERAPEUTICS, INC.

The following tables set forth information with respect to all purchases and sales of Common Stock by the Proponent during the past two years. The Nominees, do not hold, beneficially or of record, any shares of Common Stock.

DATE	ACTION	AMOUNT	PRICE
03/07/2023	Buy	50,000.0000	$4.50
03/07/2023	Buy	31,399.0000	$4.42
03/07/2023	Buy	18,601.0000	$4.43
01/19/2023	Sell	5,000.0000	$6.20
01/18/2023	Sell	25,000.0000	$6.11
01/17/2023	Sell	20,000.0000	$6.06
01/06/2023	Buy*	100.000	$6.50
12/27/2022	Buy	50,000.0000	$4.20
12/27/2022	Buy	25,000.0000	$4.18
12/27/2022	Buy	25,000.0000	$4.15
12/22/2022	Buy	25,000.0000	$4.34
12/22/2022	Buy	21,790.0000	$4.35
12/19/2022	Buy	25,000.0000	$4.35
12/19/2022	Buy	1,538.0000	$4.37
12/15/2022	Buy	25,000.0000	$4.47
12/15/2022	Buy	25,000.0000	$4.50
12/15/2022	Buy	6,672.0000	$4.45
06/16/2022	Buy	5,000.0000	$4.04
06/16/2022	Buy	5,000.0000	$4.05
04/14/2022	Buy	50,000.0000	$4.30
04/12/2022	Buy	5,000.0000	$4.35
04/12/2022	Buy	50,000.0000	$4.40
04/12/2022	Buy	28,535.0000	$4.45
04/11/2022	Buy	9,853.0000	$4.45
04/11/2022	Buy	1,612.0000	$4.50
04/08/2022	Buy	5,000.0000	$4.90
04/08/2022	Buy	5,000.0000	$4.85
04/08/2022	Buy	5,000.0000	$4.95

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03/14/2022	Buy	5,000.0000	$5.00
03/04/2022	Buy	10,000.0000	$5.25
03/04/2022	Buy	10,000.0000	$5.25
03/04/2022	Buy	10,000.0000	$5.30
03/03/2022	Buy	10,000.0000	$5.50
03/03/2022	Buy	5,000.0000	$5.61
03/03/2022	Buy	10,000.0000	$5.40
02/23/2022	Buy	5,000.0000	$5.55
02/23/2022	Buy	5,000.0000	$5.55
02/18/2022	Buy	20,000.0000	$5.59
02/18/2022	Buy	10,000.0000	$5.60
02/17/2022	Buy	10,000.0000	$5.70
02/17/2022	Buy	10,000.0000	$5.69
02/17/2022	Buy	10,000.0000	$5.90
02/17/2022	Buy	5,000.0000	$5.65
02/16/2022	Buy	5,000.0000	$5.95
02/16/2022	Buy	3,604.0000	$6.05
02/11/2022	Buy	1,396.0000	$6.00
02/11/2022	Buy	5,000.0000	$6.10
01/28/2022	Buy	10,000.0000	$6.10
01/27/2022	Buy	10,000.0000	$6.10
01/27/2022	Buy	5,000.0000	$6.20
01/24/2022	Buy	4,958.0000	$6.22
01/24/2022	Buy	5,000.0000	$6.10
01/21/2022	Buy	5,042.0000	$6.45
01/21/2022	Buy	10,000.0000	$6.60
01/21/2022	Buy	10,000.0000	$6.50
12/03/2021	Buy	10,000.0000	$7.55
12/03/2021	Buy	10,000.0000	$7.70
11/30/2021	Buy	10,000.0000	$7.50
11/30/2021	Buy	5,000.0000	$7.60

25

11/17/2021	Buy	1,702.0000	$8.49
11/17/2021	Buy	5,000.0000	$8.55
11/17/2021	Buy	5,000.0000	$8.89
11/17/2021	Buy	5,000.000	$8.36
11/16/2021	Buy	5,000.0000	$8.95
08/13/2021	Buy	5,000.0000	$9.15
08/04/2021	Buy	5,000.0000	$9.75
07/15/2021	Buy	5,000.0000	$11.10
07/15/2021	Buy	5,000.0000	$11.17
07/15/2021	Buy	5,000.0000	$11.00
07/14/2021	Buy	5,000.0000	$11.75
07/14/2021	Buy	5,000.0000	$11.55
07/14/2021	Buy	5,000.0000	$11.60
06/30/2021	Buy	5,000.0000	$12.55
06/29/2021	Buy	5,000.0000	$12.70
06/29/2021	Buy	5,000.0000	$12.95
06/28/2021	Buy	5,000.0000	$12.95
06/01/2021	Sell	6,702.0000	$10.75
05/21/2021	Buy	6,000.0000	$9.85
05/21/2021	Buy	4,000.0000	$9.87
05/13/2021	Buy	10,000.0000	$8.45
05/11/2021	Buy	10,000.0000	$8.37
04/19/2021	Buy	5,000.0000	$8.25
04/12/2021	Buy	5,000.0000	$8.90
04/12/2021	Buy	10,000.0000	$8.50
04/12/2021	Buy	5,000.0000	$9.05
04/09/2021	Buy	5,000.0000	$9.10
03/24/2021	Buy	5,000.0000	$9.75
03/24/2021	Buy	5,000.0000	$9.60
03/24/2021	Buy	5,000.0000	$9.50
03/24/2021	Buy	5,000.0000	$9.55

26

03/15/2021	Sell	10,000.0000	$10.95
03/15/2021	Sell	10,000.0000	$12.25
03/10/2021	Sell	12,500.0000	$10.50
03/09/2021	Buy	10,000.0000	$9.13
03/09/2021	Buy	10,000.0000	$8.95
03/01/2021	Buy	5,000.0000	$9.45
02/26/2021	Buy	2,500.0000	$8.60
02/26/2021	Buy	2,500.0000	$8.55
02/26/2021	Buy	2,500.0000	$8.50
02/24/2021	Buy	5,000.0000	$9.51
02/23/2021	Buy	5,000.0000	$9.75
02/19/2021	Buy	2,200.0000	$9.75
02/18/2021	Buy	5,000.0000	$9.84
02/18/2021	Buy	5,000.0000	$9.75
02/18/2021	Buy	5,000.0000	$9.78
02/18/2021	Buy	2,800.0000	$9.90
02/17/2021	Buy	5,000.0000	$10.55
02/17/2021	Buy	5,000.0000	$10.45
02/17/2021	Buy	5,000.0000	$10.65
02/17/2021	Buy	5,000.0000	$10.50
02/17/2021	Buy	5,000.0000	$10.50
02/17/2021	Sell	5,000.0000	$11.15
02/16/2021	Buy	2,832.0000	$10.75
02/16/2021	Sell	5,000.0000	$11.00
02/12/2021	Buy	5,000.0000	$9.15
02/10/2021	Buy	2,000.0000	$9.50
02/10/2021	Sell	1,000.0000	$9.75

* Purchase upon exercise of warrant

27

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Proponent your proxy FOR the election of the Nominees and in accordance with the Proponent’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

●	SIGNING the enclosed BLUE universal proxy card;

●	DATING the enclosed BLUE universal proxy card; and

●	MAILING the enclosed BLUE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may vote your shares at the Annual Meeting, however, even if you plan to attend the Annual Meeting, the Proponent recommends that you submit your BLUE universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.

Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions, require assistance in voting your BLUE universal proxy card, or need additional copies of the Proponent proxy materials, please contact Regan & Associates, Inc. at the email address listed below.

Regan & Associates, Inc.

505 Eighth Avenue

Suite 800

New York, NY 10018

(800) 737-3426

main@reganproxy.com

28

BLUE UNIVERSAL PROXY CARD – PRELIMINARY COPY

ZEVRA THERAPEUTICS, INC.

2023 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF ZEVRA THERAPEUTICS, INC.

IS NOT SOLICITING THIS PROXY

P R O X Y – PRELIMINARY COPY

The undersigned appoints Daniel J. Mangless and John B. Bode, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Zevra Therapeutics, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2023 Annual Meeting of Stockholders of the Company scheduled to be held on Tuesday, April 25, 2023, at 9:00 a.m. Eastern Daylight Time, at www.cesonlineservices.com/zvra23_vm (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Participants a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” MESSRS. JOHN B. BODE, DOUGLAS W. CALDER AND COREY WATTON AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Participants’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

29

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE UNIVERSAL PROXY CARD – PRELIMINARY COPY

☒ Please mark vote as in this example

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS, THIS PROXY WILL BE VOTED “FOR” MESSRS. JOHN B. BODE, DOUGLAS W. CALDER AND COREY WATTON, AND “FOR” PROPOSAL 2 AND PROPOSAL 3. THE PROPONENT STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” MESSRS. JOHN B. BODE, DOUGLAS W. CALDER AND COREY WATTON IN PROPOSAL 1, RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 3 AND MAKES NO RECOMMENDATION WITH RESPECT TO BUT INTENDS TO VOTE “FOR” PROPOSAL 2.

1.

Proposal to Elect Directors. Vote “FOR” only up to three nominees in total. You may vote “FOR” less than three nominees, but if you vote “FOR” more than three nominees, your votes on Proposal 1 will be considered invalid and will not be counted.

The Proponent’s Nominees The Proponent recommends that you vote “FOR” for the following three Proponent nominees 1a to 1c:

	FOR	WITHHOLD
1a. John B. Bode	☐	☐

1b. Douglas W. Calder	☐	☐

1c. Corey Watton	☐	☐

Company Nominees OPPOSED by the Proponent. The Proponent recommends that you vote “WITHHOLD” for the following three Company nominees 1d to 1f:

	FOR	WITHHOLD
1d. Richard W. Pascoe	☐	☐

1e. Christopher A. Posner	☐	☐

1f. David S. Tierney	☐	☐

The Proponent does not expect that any of its nominees will be unable to stand for election, but, in the event any of its nominees are unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card and marked to vote “FOR” the Proponent’s nominee(s), or if the card is signed and returned and no direction is indicated, will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, the Proponent has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of Common Stock represented by this proxy card and marked to vote “FOR” the Proponent’s nominee, or if the card is signed and returned and no direction is indicated, will be voted for such substitute nominee(s).

If you return this universal proxy card without exercising a vote with respect to fewer than the three nominees on Proposal 1, your shares will only be voted “FOR” those nominees you have so marked.

30

THE PROPONENT INTENDS TO USE THIS PROXY TO VOTE “FOR” THE PROPONENT’S NOMINEES, MESSRS. JOHN B. BODE, DOUGLAS W. CALDER AND COREY WATTON AND “FOR” PROPOSAL 2 AND 3. THE PROPONENT MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

2.	The Company’s proposal to ratify of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. The Proponent’s proposal to repeal any provision of the Amended and Restated Bylaws in effect at the time of the Annual Meeting that was not included in the Bylaws in effect as of January 1, 2023 (other than the change of the Company’s name).

☐ FOR	☐ AGAINST	☐ ABSTAIN

IN ORDER FOR YOUR PROXY TO BE VALID, IT MUST BE DATED.

Date:

Signature:

Signature:

Title(s):

Please sign exactly as name appears on stock certificates or on label affixed hereto. When shares of Common Stock are held by joint tenants, both should sign. In case of joint owners, EACH joint owner should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.

31